FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the months of November 2002 through January 2003

Commission File Number: 0-13742

Océ N.V.
(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:☑  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐  No:  ☑

Océ provisional results fiscal year 2002*

January 13, 2003

	Fourth quarter 2002	Fiscal year 2002
In US$ million
Revenues	805.4 (- 5.4%)	3,154.5 (- 1.8%)
EBITDA	118.6 (+ 4.3%)	420.3 (+ 1.0%)
EBIT	69.6 (+ 13.0%)	224.5 (+ 0.6%)
Net income**	37.5 (+ 23.2%)	111.8 (+ 7.1%)

In US$
Net income per share**	0.44 (+ 24.1%)	1.29 (+ 8.8%)

•	Océ net income increases in 2002 by 7.1% compared to 2001.
•	Net income per share amounts to US$ 1.29; this is 8.8% higher than in the previous year.
•	Total assets reduced by US$ 255 million (8%) compared to 2001 fiscal year.
•	Restructuring is well on track.
•	Océ proposes to pay shareholders unchanged dividend for 2002 fiscal year of € 0.58 per ordinary share of € 0.50 nominal.
•	Market conditions make it impossible to give a forecast for 2003.

*
The figures for the fiscal year 2002 and the fourth quarter contained in this report are unaudited. The figures are drawn up on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2001 no changes have taken place in the financial reporting principles.

The definitive results, including the consolidated balance sheet, the summary statement of shareholders’ equity and a summary cash flow statement, will be published on January 31, 2003.
**	Before exceptional items in 2001.

Venlo, the Netherlands, January 13, 2003: provisional results for the fourth quarter and fiscal 2002 were published today by Océ N.V. (NASDAQ-OCENY).

Results fourth quarter 2002

Fourth quarter net income amounted to US$ 37.5 million or US$ 0.44 per share based on 84,009,120 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 30.5 million or US$ 0.35 per share based on 84,111,560 shares, being the weighted average number of ordinary shares outstanding at the end of the fourth quarter of fiscal 2001.

Total revenues in the quarter decreased to US$ 805.4 million (- 5.4%) compared to the corresponding quarter of 2001; on an autonomous basis the decrease amounted to 4.0%.

The gross margin was 43.7%, substantially higher than in 2001 (2001: 41.6%).

Operating expenses were reduced by almost 4% compared to 2001; this was attributable in part to the restructuring measures.

Operating income (EBIT) increased as a result to US$ 69.6 million, which is 13% higher than in 2001.

Lower interest charges and a higher effective tax rate resulted on balance in a higher net income of US$ 37.5 million (+ 23.2%).

During the fourth quarter the organisational changes within the framework of the restructuring operation were completed on schedule.

November 2002 saw the introduction of 7 new printers and various software applications. This was the biggest product launch in Océ’s history.

During the quarter 619,102 shares were bought in to cover commitments under existing option plans. The average purchase price was € 9.74 per share.

Results fiscal year 2002

The net income in fiscal 2002 amounted to US$ 111.8 million, an increase of 7.1%, or US$ 1.29 per share based on 84,086,022 shares, being the weighted outstanding number of shares of fiscal 2002, compared to US$ 104.4 million or US$ 1.18 per share based on 85,241,097 shares, being the weighted outstanding number of shares of fiscal 2001. Total revenues were US$ 3,154.5 million, which was 1.8% lower than in 2001. The autonomous decrease amounted to 3.1%. Exchange rate effects had a negative impact (- 2.1%), whilst the effects of acquisitions were positive (+ 3.4%). The 17% decrease in machine sales was largely compensated by higher revenues from services and software.

The gross margin amounted to 41.8%, which was above that in 2001 (40.7%). Thanks to foreign currency hedging a positive effect of 1.1% was achieved. In addition, the effect of capacity under-utilisation as a result of lower machine sales was offset by lower costs and the phasing out of poorly performing activities.

Operating expenses increased slightly (+ 0.9%). If exchange rate changes and the influence of acquired businesses are excluded, operating expenses were down by 3% on an autonomous basis in 2002. The reduction is the result of tight cost control and the impact of the restructuring measures.

Operating income (EBIT) amounted to US$ 224.5 million, which was slightly higher than in the previous year. EBITDA rose to US$ 420.3 million (2001: US$ 416 million). Because of a decrease in interest-bearing loans (US$ 293 million lower than at the 2001 year end) and lower interest rates, financial expense (net) was US$ 53.7 million – or 22% – lower than in the preceding year (US$ 68.5 million). The effective rate of income tax increased from 31.1% in 2001 to 33.4% in 2002.

The restructuring operation is well on track and the cost savings of € 35 million planned for 2002 have been achieved.

Of the planned reduction of 1,100 jobs, 74% has meanwhile been achieved. The phasing out of the low volume business is progressing according to plan and is almost half completed.

As part of the outsourcing of the lease activities the definitive agreement has been signed with De Lage Landen International B.V. for the major European countries. This outsourcing operation will be implemented during 2003 and 2004. The sale of the lease portfolio in Scandinavia to Telia Finans AB was largely finalised. In 2002 lease debtors worth around US$ 79 million were placed with third parties.

Results of Strategic Business Units

In Document Printing Systems (DPS) total revenues for the year amounted to US$ 1,479 million (2001: US$ 1,519 million). On an autonomous basis the decrease amounted to 2.8%. This decrease is attributable to lower machine sales (- 12%) and to the phased reduction of sales in the low volume segment of the office market.

Thanks to the continuing strong growth of Facility Services (+ 17%) the overall decrease in sales remained within limits.

The lower sales of machines meant that margins were squeezed, with the result that operating income before R&D costs worked out at US$ 133 million (2001: US$ 136 million).

In November 2002 two new machines were introduced: the Océ Varioprint 2070 (65 ppm) and the Océ Varioprint 2090 (85 ppm).

In Production Printing Systems (PPS) revenues went down to US$ 744 million (2001: US$ 787 million).

Revenues decreased by 3.7% on an autonomous basis whilst the increase in services almost compensated for the 25% lower machine sales. None the less the market position has been improved: Océ now has a leading position in continuous feed printing.

In combination with lower operating charges, the operating income before R&D costs increased to US$ 147 million (2001: US$ 134 million).

Within PPS two new product families were also introduced at the end of November 2002: the Océ Varioprint 5000 (158 ppm) and the Océ Variostream 7000 (180-1200 ppm).

Revenues in Wide Format PrintingSystems (WFPS) were US$ 932 million (2001: US$ 906 million). In design engineering revenues decreased by 2.9% on an autonomous basis. This was caused by fewer machine sales (- 13%) compared to 2001. Despite this, Océ maintained its market share.

Thanks to acquisitions in Display Graphics total revenues in WFPS increased by 2.9% at current exchange rates.

Operating income before R&D costs went up to US$ 156 million (2001: US$ 151 million). This increase was achieved thanks to a higher margin on sales and lower operating expenses.

The integration of Gretag PID, now known as Océ Display Graphics Systems, has been completed.

In November 2002 the Océ TCS400 was launched, a color printer for the design engineering market. For the printing industry market the Océ Arizona 500 and the Océ T220 represent major new extensions to the product offerings.

Geographical spread of activities

Revenues in North America accounted for 42.5% of total revenues, with Europe contributing 52.0% and the Rest of the World 5.5%.

Balance sheet

Océ’s good balance-sheet position was strengthened further during the year. Total assets were reduced to US$ 2,850 million. This is US$ 255 million lower than at the end of 2001.

The reduction is the result of a decrease in working capital and in long-term lease debtor receivables.

Interest-bearing loans amounted to US$ 840 million, which was US$ 293 million lower than at the end of 2001.

The Return on Assets (RoA) was 7.5% (2001: 7.1%).

The Return on Equity (RoE) amounted to 12.4% (2001: 11.1%).

Dividend

A proposal will be made to shareholders that the dividend for the 2002 fiscal year be maintained at € 0.58 per ordinary share of € 0.50 nominal. If this proposal is adopted, the final dividend per ordinary share for 2002 will amount to € 0.43 in cash. The interim dividend for 2002 amounted to € 0.15 per ordinary share.

Prospects

The development of the economy remains uncertain and, linked to that, the willingness of our customers to make investments in our products and services.

To date there are no indications that any significant improvement will occur in this situation over the short term.

In view of this uncertainty and given the prevailing market conditions we feel it is not possible to give a forecast of how things will develop in 2003.

The restructuring measures we have initiated will bring a further reduction in operating expense.

It should be noted, however, that the relative weakness of the US dollar and an increase in the pension premiums will tend to depress our result for 2003.

The new market-focused organisation structure, backed by the launch of several major new products, will positively boost Océ’s competitive strength. That will put Océ in the best possible position to seize the opportunities that arise when the market picks up.

General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on Wednesday, March 12, 2003.

The agenda for the meeting will be published on January 31, 2003.

The Océ Annual Report for 2002 will be available on-line on our website as from January 31, 2003 and the printed version will be published on February 17, 2003.

Océ N.V.
January 13, 2003

/s/ R. L. van Iperen

For further information:

Océ N.V.
Pierre Vincent, Investor Relations Manager
Venlo, the Netherlands
Telephone #31 77 359 2240
E-mail mve@oce.nl

Consolidated Statement of Operations

Period December 1, 2001 till November 30, 2002	Fourth quarter				Fiscal 2002

Results in millions except per share*	2001 €		2002 €	2002 US$	2001 €		2002 €	2002 US$
Revenues from sales, rentals and service	826.4		783.8	778.4	3,108.5		3,059.6	3,038.8
Interest from financial lease	30.9		27.2	27.0	125.1		116.5	115.7

Total revenues	857.3		811.0	805.4	3,233.6		3,176.1	3,154.5
Cost of sales, rentals and service	500.3		456.9	453.7	1,916.5		1,847.6	1,835.0
Gross margin	357.0		354.1	351.7	1,317.1		1,328.5	1,319.5
Operating expenses	295.0		284.0	282.1	1,092.4		1,102.4	1,095.0
Operating income	62.0		70.1	69.6	224.7		226.1	224.5
Financial expense (net)	16.5		11.8	11.8	68.9		54.1	53.7
Income before income taxes, equity in income of unconsolidated companies and minority interests	45.5		58.3	57.8	155.8		172.0	170.8
Income taxes	14.3		20.2	20.0	48.5		57.5	57.0
Income before equity in income of unconsolidated companies and minority interests	31.2		38.1	37.8	107.3		114.5	113.8
Equity in income of unconsolidated companies	0.1		0.1	0.1	0.1		0.3	0.3
Income before minority interests	31.3		38.2	37.9	107.4		114.8	114.1
Minority interests in net income of subsidiaries	0.6		0.4	0.4	2.3		2.3	2.3
Net income before exceptional items	30.7		37.8	37.5	105.1		112.5	111.8
Exceptional items (net)	-95.0		—	—	-95.0		—	—
Net income after exceptional items	-64.3		37.8	37.5	10.1		112.5	111.8
Net income attributable to holders of ordinary shares	-65.2		36.9	36.7	6.5		109.0	108.2
Cash flow	83.2	**	87.1	86.5	299.3	**	309.7	307.6
EBITDA	114.5	**	119.4	118.6	418.9	**	423.2	420.3
Average number of outstanding ordinary shares (x 1,000)	84,112		84,009	84,009	85,241		84,086	84,086
Per ordinary share
Net income	0.35	**	0.44	0.44	1.19	**	1.30	1.29
Cash flow	0.98	**	1.03	1.02	3.47	**	3.64	3.62

*
The company reports in Euro (€). As a convenience for US readers, the results for 2001 and 2002 have been converted at US$ 0.9932 : € 1, the noon buying rate of November 30, 2002. This compares with US$ 0.8958 : € 1 used at this time last year.

** Before exceptional items.

Abridged Consolidated Balance Sheet

	End fiscal year
In millions	2001 €	2002 €	2002 US$
Fixed assets	1,432	1,348	1,339
Current assets	1,695	1,522	1,511

Total assets	3,127	2,870	2,850

Group equity	949	949	943
Long term liabilities	1,182	1,218	1,210
Short term liabilities	996	703	697

Liabilities and shareholders’ equity	3,127	2,870	2,850

Profile

Océ is one of the world’s leading companies in the area of document management. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of documents.

The range of products and services offered by Océ is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

Océ’s products and services are mainly offered direct via the company’s own sales and service organisations; a limited number of them are also distributed via third parties. Océ focuses on professional user environments, particularly on those in which high document volumes are processed.

In 2002 Océ achieved total revenues of US$ 3.1 billion and a net income before exceptional items of US$ 111.7 million.

Product range Océ supplies:

-	printers (black-and-white and colour), copiers, scanners, software and supplies;
-	professional services: consultancy relating to the organisation of document management systems and system integration in customer environments;
-	Facility Services: organisation and operational execution of document management in various customer environments;
-	maintenance and after sales service;
-	financing of purchases of hardware and software;

These products and services can be supplied separately, but also in combination with each other in the form of total document management solutions.

Customers Océ supplies its products mainly to professional users in office environments and industry in which high productivity and high volumes are required, as well as to the printing industry. In these environments Océ is characterised by its unique approach which focuses on providing customer-specific solutions in hardware, software and services.

Organisation Océ largely develops and manufactures its products itself. The company can draw on a strong technology base thanks to its many years of expertise and its programmes of consistent investment in R&D. This basic strength is further enhanced via alliances with strategic partners and through systematic cooperation with co-developers and suppliers.

The company’s own sales and service organisation provides a constant flow of up-to-date market information, allowing Océ to anticipate and respond in good time to changing market requirements.

Océ has research and manufacturing centres in the Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Japan.

The company operates in over eighty countries and is active via its own sales companies in thirty-one of these countries.

World-wide Océ has more than 22,000 employees, more than half of whom work in sales, maintenance and services.

Ambition Océ seeks to ensure continuity by pursuing a pro-active technological and commercial strategy. This is aimed at enabling the company to strengthen its position in existing and new markets in the field of document management. In the strategic markets in which the company operates, Océ seeks to achieve a top-three position. Its principal objective is to create value for customers, employees and investors. Part of this strategy is the improvement of profitability, through autonomous growth and acquisitions, in combination with efficiency improvements and optimisation of the use of capital. To measure this, Océ uses the return on total assets as principal yardstick.

Océ aspires to grow in a world in which the preconditions for sustainable development take priority. Océ wants to be an attractive employer. Océ therefore invests world-wide in a healthy,

inspirational working environment with good career opportunities.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to almost € 52 million divided into € 41.7 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ under the symbol OCENY, one ADR representing one ordinary Océ share traded on the Amsterdam Exchanges. Options to Océ shares are traded on the Euronext Amsterdam.

Safe Harbor Statement

This announcement contains certain pronouncements and expectations about Océ’s future which are classed as forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995 and are deemed to constitute what are referred to in United States legislation as safe harbors. The actual results of the Company may differ substantially from these forward-looking statements as a consequence of potential risks, uncertainties and other factors over which the Company has no control and which are neither manageable nor foreseeable for Océ. These factors include the general economic conditions and the technological and commercial conditions in the countries and markets in which Océ operates, as well as problems that might occur during the integration of companies that have been acquired by Océ.

The assets, debts and operating income of Océ may vary from the forward-looking statements due to fluctuations in exchange rates between the Euro and other currencies that are of relevance for Océ’s operations (notably those of the US dollar, the pound Sterling and the Japanese yen), as a result of interest rate changes or because of other factors that are made public by Océ.

Readers should be aware of the fact that the forward-looking statements are based on the best knowledge available at the time of publication and therefore offer no guarantee for developments in the future. For a more detailed discussion of the risks and other factors, readers are advised to consult Océ’s recent annual report and its “Annual Report on Form 20-F”. Océ makes no commitment to publish any changes to the forward-looking statements that may be the consequence of events or circumstances that occur after the publication date of these reports, except where such is required by the applicable securities legislation.

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

[LOGO OF OCÉ N.V.] Printing for Professionals	Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone (+31) (0)77 359 22 40 Telefax (+31) (0)77 359 54 36 Océ on Internet: http://www.oce.com E-mail info@oce.com Traderegister Venlo 12002283

[LOGO OF OCÉ N.V.]
Press release Océ N.V.

Océ expands Display Graphics activities in Scandinavia

VENLO, The Netherlands, 18 November 2002

Océ expands its position in the Display Graphics Market in Denmark and Norway by taking over the activities of Sign Tronic in Odder, Denmark. Sign Tronic is a distributor of Océ Display Graphics Systems, Inc. acquired by Océ as the Gretag professional imaging division in November 2001.

The parties have agreed not to disclose the purchase price.

Océ N.V.
18 November 2002

For more information on Océ: www.oce.com

[LOGO OF OCÉ N.V.]

Press release Océ N.V.

Océ and De Lage Landen sign
Private Label Vendor Lease Programme Agreement

VENLO, The Netherlands, 15 November 2002

Océ and De Lage Landen (DLL) have signed a Private Label Vendor Lease Programme Agreement.

Subsequent to the letter of intent signed by Océ and DLL in December 2001, the parties have reached agreement on a Private Label Vendor Lease Programme. Under this programme Océ will outsource its lease activities to DLL. The programme will be handled by the respective local DLL entities under the Océ Finance label. This private label programme will contribute to realise strategic goals set by Océ. In addition it will enable Océ to offer best in class financial services to its customers.

The programme will be implemented in the United Kingdom, France, Germany, Belgium, Spain and The Netherlands.
For Switzerland, Italy, Poland, Brazil and Australia a feasibility study has been scheduled.

Océ’s total lease portfolio amounts to about euro 1.0 billion of which euro 0.5 billion is in Europe.

Océ N.V. 15 November 2002	For further information: Océ N.V., Pierre Vincent, Investor Relations Venlo, the Netherlands Phone #31 77 359 2240 email pvin@oce.nl For more information on Océ: www.oce.com

[LOGO OF OCÉ N.V.]

Press release Océ N.V.

CEO of Océ-USA Holding, Inc.

The Board of Executive Directors of Océ N.V. announces that Mr Ronald E. Daly will assume the position of Chief Executive Officer of Océ-USA Holding, Inc. from 1 December 2002 onwards. He will succeed Mr Giovanni B. Pelizzari, who will retire on 30 November 2002.

[PHOTO]

A proposal to appoint Mr Daly as a member of the Executive Board of Océ N.V. will be submitted to the shareholders at the next general annual meeting of shareholders on 12 March 2003. Upon adoption of this proposal by the shareholders meeting, the Executive Board will consist of R.L. van Iperen (chairman), J. van den Belt, R.E. Daly and J.F. Dix.

Mr Daly, a U.S. citizen, has held various management positions at RR Donnelley & Sons Company, a leader in the printing industry with annual revenue of $ 5.3 billion. Mr Daly is currently President Print Solutions.

Mr Pelizzari can look back on a successful career of 28 years with Océ. Since 1998 he has been a member of the Executive Board of Océ N.V. and Chief Executive Officer of Océ-USA Holding, Inc. The Supervisory Board and the Board of Executive Directors are very grateful for the outstanding contribution that Mr Pelizzari has made to the growth and performance of the Océ Group.

Océ N.V. 6 November 2002	For further information: Océ N.V., Paul Hollaar, Corporate Communications Venlo, the Netherlands Phone #31 77 359 2000; email hol@oce.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Océ N.V.
(Registrant)

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors

(Principal Executive Officer)

Dated:  January 23, 2003